 Exhibit 99.1

CIBC announces Senior Executive Leadership Changes

Enhancing connectivity and collaboration to accelerate momentum

TORONTO, May 28, 2026 /CNW/ - CIBC (TSX: CM) (NYSE: CM) today announced senior leadership changes to its Group Executive Leadership Team. These changes will position the bank to further leverage its purpose-led and client-focused team and strong North American platform to accelerate execution, building on the bank's strong business performance and clear momentum.

"Across each of our businesses in Canada, the U.S., and globally, the disciplined execution of our strategy and a deep commitment to our clients have driven strong business results across our bank," said Harry Culham, President and CEO of CIBC. "The changes we are announcing today are focused on accelerating our progress as a client-focused, connected, and performance-driven bank that creates value for all our stakeholders."

The following changes are effective May 28, 2026:

Strategic Business Units

These changes will reinforce the connectivity that has become a clear differentiator for CIBC in serving clients across North America and around the world.

  Susan Rimmer has been appointed Senior Executive Vice-President and Group Head, Commercial Banking, as she continues to lead Commercial Banking in Canada, and also assumes accountability for Commercial Banking in the U.S., as well as the Office of the CEO (OCEO).

  "Susan is recognized for her client-focused approach," said Mr. Culham. "Commercial enterprises are at the heart of economic growth, and we're committed to building on our legacy as the bank of commerce to help these businesses thrive. Bringing together our Commercial Banking business on both sides of the border will further our ability to provide our clients with the solutions, insights, and advice they need to succeed."
  Eric Belanger has been appointed Senior Executive Vice-President and Group Head, Wealth Management, as he assumes accountability for Wealth Management in Canada and the U.S., including Global Asset Management, U.S. Private Wealth, Wood Gundy, Private Banking & Family Office, Investor's Edge, and CIBC Private Investment Counsel.

  "Eric has spent more than 30 years with our bank in a range of leadership roles and has a strong track record of building innovative solutions, deepening client relationships, and delivering growth," said Mr. Culham. "Aligning our North American Wealth businesses will strengthen connectivity and collaboration as we bring the best of our bank to clients, and support continued growth in Canada and the U.S."
  Kevin Li will continue in his role as Senior Executive Vice-President and Group Head, U.S. Region, and President and CEO, CIBC Bank USA.

  "Kevin will continue in his current role overseeing our U.S. Region as we leverage our connectivity across businesses to deepen and expand client relationships," said Mr. Culham. "Kevin's exceptional client-focus, relationships across the U.S., Canada, and Europe, and his disciplined execution will be invaluable as we further scale our growth in the U.S. across Commercial Banking, Capital Markets, and Wealth Management."

CIBC will have four business segments for financial reporting purposes (in addition to Corporate and Other): Canadian Personal and Business Banking, Commercial Banking, Wealth Management, and Capital Markets. We expect to update our segment reporting in accordance with the new structure in the fourth quarter of 2026 upon completion of supporting changes in our internal management reporting processes, and to provide a restated Supplementary Financial Information package reflecting the new reporting structure prior to the issuance of the bank's Q4 results on December 3, 2026.

Infrastructure Groups

These changes align teams against key priorities, and enable strong execution of the bank's client-focused strategy.

  Christina Kramer, Senior Executive Vice-President and Chief Administrative Officer (CAO), will transition to the role of Special Advisor and leave the bank on October 31. Christina dedicated her 40-year career to our bank, making significant contributions in leadership roles across Human Resources, Personal and Business Banking, Technology, Operations, and most recently as CAO.

  "Across both business and infrastructure leadership roles, Christina has consistently put our clients at the centre of our efforts, and has led key teams across our bank with a collaborative approach to executing on our strategy," said Mr. Culham. "In each of her leadership roles, she has set a high standard for operating with excellence and reflecting our purpose-led, genuinely caring culture. We are a stronger bank today thanks to her contributions."
  Amy South has been appointed Senior Executive Vice-President, CAO and Chief of Staff, and will maintain oversight of CIBC Mellon. She will have accountability for Business Enablement and Governance; Brand, Community, Client Experience; Communications; Corporate Security; Enterprise Real Estate; Infrastructure and Modernization; Procurement and Enterprise Projects, and Global Government Relations.

  "Amy brings deep experience across client-facing, CAO and Finance roles at our bank," said Mr. Culham. "Her breadth of experience and enterprise perspective will be invaluable as she and her team help to accelerate the execution of our strategy."

In addition, the following leaders continue in their current roles and take on additional accountabilities:

  Richard Jardim, Senior Executive Vice-President, Chief Technology and Information Officer, Global Technology, Data and AI, will add responsibility for the Chief Security Office.
  Robert Sedran, Senior Executive Vice-President, Chief Financial Officer and Enterprise Strategy, will gain oversight for Enterprise Transformation.
  Stephen Scholtz, Executive Vice-President and Global Chief Legal Officer, will expand his mandate to include Corporate Governance and Sustainability.

The following leaders continue in their current roles as part of CIBC's Group Executive Leadership Team:

  Yvonne Dimitroff, Executive Vice-President, Chief Human Resources Officer, People, Culture and Talent
  Christian Exshaw, Senior Executive Vice-President and Group Head, Capital Markets
  Frank Guse, Senior Executive Vice-President and Chief Risk Officer
  Hratch Panossian, Senior Executive Vice-President and Group Head, Personal and Business Banking

A NOTE ABOUT FORWARD-LOOKING STATEMENTS: From time to time, we make written or oral forward-looking statements within the meaning of certain securities laws, including in this press release, in other filings with Canadian securities regulators or the U.S. Securities and Exchange Commission and in other communications. These statements include, but are not limited to, statements about our operations, business lines, financial condition, risk management, priorities, targets, ongoing objectives, strategies and outlook. Forward-looking statements are subject to inherent risks and uncertainties that may be general or specific. A variety of factors, many of which are beyond our control, affect our operations, performance and results, and could cause actual results to differ materially from the expectations expressed in any of our forward-looking statements,  including general business and economic conditions worldwide; amendments to, and  interpretations of, risk-based capital guidelines; and changes in monetary and economic policy. We do not undertake to update any forward-looking statement except as required by law.

About CIBC

CIBC is a leading North American financial institution with 15 million personal banking, business, public sector and institutional clients. Across Personal and Business Banking, Commercial Banking, Wealth Management, and Capital Markets, CIBC offers a full range of advice, solutions and services through its leading digital banking network, and locations across Canada, in the United States and around the world. Ongoing news releases and more information about CIBC can be found at www.cibc.com/ca/media-centre.

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SOURCE CIBC

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For further information: For further information: Tom Wallis, CIBC Communications & Public Affairs, tom.wallis@cibc.com or 416-980-4048

CO: CIBC

CNW 06:30e 28-MAY-26